UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-N

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                     BY FOREIGN BANKS AND FOREIGN INSURANCE
                COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
                AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
                       OF SECURITIES IN THE UNITED STATES


A.       Name of issuer or person filing ("Filer"): UBS AG
                                                    ---------------------------
B.       This is (select one):
         |X| an original filing for the Filer
         |_| an amended filing for the Filer

C.       Identify the filing in conjunction with which this Form is being filed:

         Name of registrant UBS AG
                            ---------------------------------------------------
         Form type REGISTRATION STATEMENT FORM F-3
                   ------------------------------------------------------------
         File Number (if known) 333-64844 AND 333-46930
                                -----------------------------------------------
         Filed by: UBS AG
                   ------------------------------------------------------------
         Date Filed (if filed concurrently, so indicated) REGISTRATION STATEMENT NO. 333-64844 WAS ORIGINALLY FILED ON JULY 10, 2001 AND SUBSEQUENTLY AMENDED BY PRE-EFFECTIVE AMENDMENT ON SEPTEMBER 4, 2001. REGISTRATION STATEMENT NO. 333-46930 WAS ORIGINALLY FILED ON FORM F-1 ON SEPTEMBER 29, 2000 AND SUBSEQUENTLY AMENDED BY POST-EFFECTIVE AMENDMENTS ON FORM F-1 AND ON FORM F-3 ON MARCH 23, 2001, MARCH 29, 2001, MAY 15, 2001, JULY 10, 2001 AND SEPTEMBER 4, 2001, AS WELL AS,
         BY VARIOUS ADDITIONAL REGISTRATION STATEMENTS PURSUANT TO RULE 424(B). THIS REGISTRATION STATEMENT ON FORM F-N IS BEING FILED IN CONNECTION WITH THE FILING OF A REGISTRATION STATEMENT ON FORM F-3 ON
         DECEMBER 19, 2002 WHICH CONSTITUTES PRE-EFFECTIVE AMENDMENT NO.2 TO REGISTRATION STATEMENT NO. 333-64844 AND POST-EFFECTIVE AMENDMENT
         NO. 4 (AS AMENDED) TO REGISTRATION STATEMENT NO. 333-46930.

D. The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated) SWITZERLAND and has its principal place of business at (Address in full and telephone number) BAHNHOFSTRASSE 45, ZURICH SWITZERLAND (011-41-1-234 11 11) AND AESCHENVORSTADT 1, BASEL, SWITZERLAND (011-41-61-288 20 20).

E. The Filer designates and appoints (Name of United States person serving as agent) ROBERT C. DINERSTEIN ("Agent") located at (Address in full in the United States and telephone number) UBS AG, 299 PARK AVENUE, NEW YORK, NEW YORK 10171 (212-821-3000) as the agent of the Filer upon whom may be serviced any process, pleadings, subpoenas, or other papers in:

         (a) any investigation or administrative proceeding conducted by the Commission, and

         (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia,

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         arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form (Name of Form) F-3 filed on (Date) DECEMBER 19, 2002, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of any administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer's last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G. Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.




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The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

    City of      New York         Country of   THE UNITED STATES OF AMERICA
                ----------                     ----------------------------

    this           15TH           day of  JANUARY       2003  A.D.
                ----------               ---------        --


    Filer:  UBS AG
            ------

    by (Signature and Title):     /s/ Robert B. Mills
                                  -----------------------
                                  ROBERT B. MILLS
                                  CHIEF FINANCIAL OFFICER -- AMERICAS



This statement has been signed by the following persons in the capacities and on the dates indicated:



                                            (Signature) /S/ROBERT B. MILLS
                                                        -----------------------
                                            (Name)   ROBERT B. MILLS
                                            (Title)  CHIEF FINANCIAL OFFICER -
                                                     AMERICAS
                                            (Date)   January 15, 2003



                                            (Signature) /S/ROBERT C. DINERSTEIN
                                                        -----------------------
                                            (Name)   ROBERT C. DINERSTEIN
                                            (Title)  MANAGING DIRECTOR OF UBS AG
                                            (Date)   January 15, 2003



                                            (Signature) /S/ROBERT C. DINERSTEIN
                                                        -----------------------
                                            (Name)   ROBERT C. DINERSTEIN
                                            (Title)  AGENT
                                            (Date)   January 15, 2003




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